QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82            .

Press Release

Luxembourg; 02 January 2003

VANTICO GROUP S.A.

Deferral of Senior Debt Amortisation

        Vantico International S.A. (the "Company"), a subsidiary of Vantico Group S.A., today announces that it has reached agreement with its senior lenders to defer the payment of the term loans amortisation payments scheduled for 31 December 2002 until 28 January 2003. This deferral is subject to continued satisfaction of certain conditions, including the provision by the Company and Close Brothers Corporate Finance of certain additional periodic information to the senior lenders. The amount payable on 31 December 2002 was CHF 25.9 million.

        The Company has also secured an extension of the waiver of the requirement to deliver a covenant certificate to the senior lenders in respect of third quarter covenants. This extension is until the earlier of 28 January 2003 or five days following notice from the senior lenders and is subject to the same conditions as the amortisation deferral.

        Helmut Strametz, Chief Executive of Vantico, said:

        "The continued support of our senior lenders is encouraging as we continue to make progress in the discussions with all our financial stakeholders for a restructuring of the group's balance sheet."

Contacts:

Justin Court
Chief Financial Officer

Tel: +44 207 8814 7940

Peter Marshall
Close Brothers Corporate Finance Limited
Tel: +44 207 655 3100

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
JANUARY 7, 2003	/s/ JUSTIN COURT Justin Court Chief Financial Officer

QuickLinks

VANTICO GROUP S.A.
Deferral of Senior Debt Amortisation
SIGNATURE